

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

December 10, 2010

Via Facsimile and U.S. Mail

Harvey W. Schiller
Chairman and Chief Executive Officer
GlobalOptions Group, Inc.
75 Rockefeller Plaza
New York, NY 10019

Re: GlobalOptions, Inc.
Schedule TO-I
Filed December 1, 2010
File No. 005-80846

Dear Mr. Schiller:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

General

1. We note that the issuer is offering to purchase up to 69.2% of the shares outstanding. Please advise us as to your consideration of whether Rule 13e-3 applies to this tender offer.

Proration, page 9

2. We note that the issuer does not expect to announce the final proration factor or commence payment until approximately five business days after the expiration

date. Please advise us as to how this complies with the requirement in Rule 14e-1(c) to pay promptly. See section II.D. of SEC Release 34-43069.

Section 9. Source and Amount of Funds, page 19

3. We note that the issuer possesses the funds necessary to purchase shares tendered in the offer. Please revise to specify the sources of funding. Item 1007(a) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Robert H. Friedman, Esq.
        Olshan, Grundman, Frome, Rosenzweig & Wolosky LLP